SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 7)1

                               Astrosystems, Inc.
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                                (Name of Issuer)

                          Common Stock, $.10 par value
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                         (Title of Class of Securities)

                                   046465 10 0
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                                 (CUSIP Number)





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     1The  remainder  of this cover  page  shall be filled  out for a  reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall to all other provisions of the Act (however, see the Notes).



CUSIP NO.046465 10 0                                      Page  2  of  6   Pages
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1                                      NAME OF REPORTING PERSON
                                       S.S. or I.R.S. IDENTIFICATION NO. OF
                                       ABOVE PERSON (ENTITIES ONLY)

                                       Gilbert H. Steinberg
2                                      CHECK THE APPROPRIATE BOX IF A MEMBER OF
                                       A GROUP*
                                                                    (a) o
                                                                    (b) o

3                                      SEC USE ONLY

4                                      CITIZENSHIP OR PLACE OF ORGANIZATION

                                       United States
                       5               SOLE VOTING POWER

                                       1,021,166

      NUMBER OF
       SHARES
    BENEFICIALLY
      OWNED BY
        EACH
      REPORTING
       PERSON
        WITH
                       6               SHARED VOTING POWER

                                       104,061
                       7               SOLE DISPOSITIVE POWER

                                       1,055,853
                       8               SHARED DISPOSITIVE POWER

                                       -0-

9                      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                       REPORTING PERSON

                       1,125,227
10                     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
                       CERTAIN SHARES*

                       [   ]
11                     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                       19.3%




---------------------
12                     TYPE OF REPORTING PERSON*

                       IN
---------------------  --------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!


Item 1(a)    Name of Issuer:

         Astrosystems, Inc.

Item 1(b)    Address of Issuer's Principal Executive Offices:

         1220 Market Street, Suite 603
         Wilmington, DE 19801

Item 2(a)    Name of Person Filing:

         Gilbert H. Steinberg

Item 2(b)    Address of Principal Business Office or, if none, Residence:

         1220 Market Street, Suite 603
         Wilmington, DE 19801

Item 2(c)    Citizenship:

         United States of America

Item 2(d)    Title of Class of Securities:

         Common Shares, par value $.10 per share

Item 2(e)    CUSIP Number:

         046465 10 0

Item 3       This statement is not filed pursuant to Rule 13d-l(b) or 13d-2(b).

Item 4(a)    Amount Beneficially Owned as of December 31, 1997:

          1,125,227. Includes 104,061 shares contributed to the Issuer's 401(k) Plan over which Mr. Steinberg, Seymour Barth and Elliot Bergman have voting power as trustees (including 34,687 shares allocated to the account of Mr. Steinberg).

Item 4(b)    Percent of Class:

         19.3%

Item 4(c)    Number of shares as to which such person has:

         (i) sole power to vote or to direct the vote: 1,021,166

         (ii) shared power to vote or to direct the vote: 104,061

         (iii) sole power to dispose or to direct the disposition of: 1,055,853

            (iv) shared power to dispose or to direct the disposition of:  None

Item 5    Ownership of Five Percent or Less of a Class.

         Inapplicable.

Item 6    Ownership of More than Five Percent on Behalf of Another Person.

         Inapplicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

         Inapplicable.

Item 8    Identification and Classification of Members of the Group.

         Inapplicable.

Item 9    Notice of Dissolution of Group.

         Inapplicable.

Item 10   Certification.

         Inapplicable.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                 February 17, 1998
                                                 Date


                                                  /s/ Gilbert H. Steinberg
                                                 Signature


                                                 Gilbert H. Steinberg
                                                 Name